Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

NOTICE TO SHAREHOLDERS

São Paulo, April 26, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby informs its shareholders and the market in general that the Annual and Extraordinary Shareholders' Meeting held on April 25, 2022, approved the distribution of supplementary dividends by the Company, in the amount of R$799,903,323.93 (seven hundred and ninety-nine million, nine hundred and three thousand, three hundred and twenty-three reais and ninety-three cents) ("Supplementary Dividends"). The Company emphasizes that the value per share considering the number of “ex-treasury” shares on the present date is R$ 0.592805521.

The payment of the Supplementary Dividends will be made on May 13, 2022, in national currency, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) trading session on May 4, 2022, inclusive. The Company’s shares shall be traded “ex-dividend” as of May 5, 2022, inclusive.

The shareholders will have their credits available according to the bank domicile provided to Itaú Corretora de Valores Mobiliários S.A., institution responsible for bookkeeping the Company’s shares.

For shareholders whose registration does not contain the registration of the Individual Taxpayer Registration Number (CPF) or General Taxpayers’ Registry (CNPJ) or the indication of “Bank/Agency/Current Account”, the dividends will only be credited after the registration update and within the terms determined by Itaú Corretora de Valores Mobiliários S.A.

Regarding holders of American Depositary Receipts traded on the New York Stock Exchange - NYSE, the payment of interim dividends will be made in accordance with the procedures applicable by the depositary bank The Bank of New York Mellon.

There will be no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation.

The Investor Relations team is available for any further clarification, by calling +55 (11) 3503-9330 and by email ri@suzano.com.br.

São Paulo, April 26, 2022

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer